2600 Citadel Plaza Drive Suite 125 Houston, Texas 77008 800.688.8865 www.weingarten.com

May 27, 2015

VIA EDGAR

Ms. Jennifer Monick
Senior Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Weingarten Realty Investors
Form 10-K for the Year Ended December 31, 2014
Filed February 19, 2015
File No. 001-09876
Dear Ms. Monick:
Weingarten Realty Investors (the “Company”, “we”, “us”, or “our”) is submitting this letter in response to the Staff’s comment letter, dated May 20, 2015, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.
Set forth below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments followed by the Company’s responses.
Form 10-K for the year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations, page 38

1.
We note that your calculation of FFO starts with Net income attributable to common shareholders and as such, it appears that the resulting amount of FFO represents FFO attributable to common shareholders rather than FFO for the entire company. In future filings please re-label "Funds from operations" to "Funds from operations attributable to common shareholders".

Weingarten Realty is the trade name of Weingarten Realty Investors (the “trust”) which is an unincorporated trust organized under the Texas Real Estate Investment Trust Act. Neither the shareholders of the trust, nor its trust managers, officers, employees or other agents are personally, corporately or individually liable for any debt, act, omission or obligation of the trust, and all persons having claims of any kind against the trust must look solely to the property of the trust for the enforcement of their rights.

Response:
In response to the Staff’s comment, we will, in future fillings, use the label “Funds from operations attributable to common shareholders”.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Equity, page 47

2.
We note that you recorded $144 million in Disposition of noncontrolling interests. Please provide to us additional details regarding this transaction. In addition, please disclose the nature of this adjustment within future periodic filings.

Response:
This transaction relates to the dissolution, which is disclosed on page 78 of our 10-K in Note 20 Related Parties, of a consolidated joint venture with Hines Retail REIT (“Hines”), of which we owned a 30% interest. (For additional information on this consolidated joint venture, please refer to our 10-K Note 22 Variable Interest Entities.) The joint venture owned 13 properties and upon dissolution, five were distributed to us, accounted for under ASC 810 and eight were distributed to Hines, accounted for under ASC 360. Upon the distribution of the eight properties, we reduced our remaining noncontrolling interests associated with the joint venture in the amount of $144 million.
The current disclosure in our 10-K, Note 20 regarding this transaction is as follows:
In 2014, we completed the dissolution of our consolidated real estate joint venture with Hines Retail REIT (“Hines”), in which we owned a 30% interest. At December 31, 2013, this joint venture held a portfolio of 13 properties located in Texas, Tennessee, Georgia, Florida and North Carolina with $172.9 million in total assets and $11.1 million of debt, net, which was assumed by Hines. This transaction was completed through the distribution of five properties to us, resulting in an increase to our equity of $11.0 million, and eight properties to Hines. The eight properties distributed to Hines were classified as held for sale at December 31, 2013, and we realized a $23.3 million gain in discontinued operations associated with this transaction.
We will, in future filings, update our Related Party Note to include the following disclosure:
“In 2014, we completed the dissolution of our consolidated real estate joint venture with Hines Retail REIT (“Hines”), in which we owned a 30% interest. At December 31, 2013, this joint venture held a portfolio of 13 properties located in Texas, Tennessee, Georgia, Florida and North Carolina with $172.9 million in total assets and $11.1 million of debt, net, which was assumed by Hines. This transaction was completed through the distribution of five properties to us and eight properties to Hines, resulting in an increase to our equity and a decrease to noncontrolling interests of $11.0 million.

Additionally, upon the distribution of the eight properties to Hines, we realized a $23.3 million gain in discontinued operations and a decrease in noncontrolling interest of $144.3 million associated with this transaction.”
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact me at 713-866-6054 should you require any additional information.

Sincerely,

/s/ Stephen C. Richter
Stephen C. Richter
Executive Vice President
and Chief Financial Officer

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